WILLKIE FARR & GALLAGHER LLP	787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

August 12, 2008

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Amendment No. 1 to Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Ryerson Inc. (the “Company”), together with Joseph T. Ryerson & Son, Inc. (“J.T. Ryerson”), RCJV Holdings, Inc. (“RCJV”), RdM Holdings, Inc. (“RdM”), Ryerson (China) Limited (“Ryerson China”), Ryerson Americas, Inc. (“Ryerson Americas”), Ryerson International Material Management Services, Inc. (“RIMMS”), Ryerson International Trading, Inc. (“RIT”), Ryerson Pan-Pacific LLC (“Ryerson Pan-Pacific”), Ryerson Procurement Corporation (“Ryerson Procurement”) and J.M. Tull Metals Company, Inc. (“J.M. Tull” and, together with J.T. Ryerson, RCJV, RdM, Ryerson China, Ryerson Americas, RIMMS, RIT, Ryerson Pan-Pacific and Ryerson Procurement, the “Guarantors”), for the purpose of registering the Company’s Floating Rate Senior Secured Notes due 2014 and the Company’s 12% Senior Secured Notes due 2015 under the Securities Act of 1933, as amended, we transmit herewith for filing with the Securities and Exchange Commission (the “SEC”) in electronic format via EDGAR Amendment No. 1 to the Company’s and Guarantors’ registration statement on Form S-4 (File No. 333-152102).

Please be advised that if holders of at least 66 2/3% of the aggregate principal amount of the initial notes outstanding exchange their initial notes in the exchange offer, then upon consummation of the exchange offer, the Company will amend the operative documents (i) to provide for the automatic release from the collateral for the notes of a portion (or, if necessary, all) of the capital stock or other equity interests of each subsidiary currently pledged to secure the initial notes to the extent that the pledge currently does or in the future would require the preparation and filing of separate audited financial statements of such subsidiary under Rule 3-16 of Regulation S-X and (ii) to prohibit the Company and its subsidiaries from pledging to any person the capital stock or other equity interests of any subsidiary that is automatically released from such pledge. By exchanging the initial notes in the exchange offer, the initial note holders will be deemed to consent to such amendments and release. As a result, financial statements under Rule 3-16 of Regulation S-X have not been included in this Amendment No. 1 to Registration Statement on Form S-4. If the Company fails to obtain the requisite consent, it will not proceed with the amendments or the exchange offer as contemplated.

Please contact the undersigned should you have questions or comments regarding this matter.

Sincerely,

/s/ Jeffrey Letalien
Jeffrey Letalien

cc:	Cristopher Greer, Willkie Farr & Gallagher LLP

Nicole Napolitano, Willkie Farr & Gallagher LLP

Danielle Sheer, Willkie Farr & Gallagher LLP

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